                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
               TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                              (Amendment No. 7)

                          METRO-GOLDWYN-MAYER, INC.
                          -------------------------
                              (Name of Issuer)

                  common stock, $.01 par value per share
                  --------------------------------------
                       (Title of Class of Securities)

                                 591610100
                                 ---------
                               (CUSIP Number)

                          Richard E. Sobelle, Esq.
                            Tracinda Corporation
                         150 Rodeo Drive, Suite 250
                       Beverly Hills, California 90212
                               (310) 271-0638
               ---------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               February 4, 1999
                               ----------------
           (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 6 Pages)

CUSIP NO. 591610100                  13D                            Page 2 OF 6

 (1) NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     TRACINDA CORPORATION

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                    (a) / /
                                    (b) /X/

 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS
     N/A

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                        / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     NEVADA

                                   (7)  SOLE VOTING POWER
                                        120,119,223

NUMBER OF SHARES BENEFICIALLY      (8)  SHARED VOTING POWER
OWNED BY EACH REPORTING                  14,878,500
PERSON WITH
                                   (9)  SOLE DISPOSITIVE POWER
                                        120,119,223

                                  (10)  SHARED DISPOSITIVE POWER
                                        14,878,500

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     134,997,723

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES
                                        / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     89.6%

(14) TYPE OF REPORTING PERSON
     CO

CUSIP NO. 591610100                  13D                           Page 3 OF 6

 (1) NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     KIRK KERKORIAN

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                    (a) / /
                                    (b) /X/

 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS
     N/A

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                        / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

                                   (7)  SOLE VOTING POWER
                                        134,997,723

NUMBER OF SHARES BENEFICIALLY      (8)  SHARED VOTING POWER
OWNED BY EACH REPORTING                 -0-
PERSON WITH
                                   (9)  SOLE DISPOSITIVE POWER
                                        134,997,723

                                  (10)  SHARED DISPOSITIVE POWER
                                        -0-

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     134,997,723

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES
                                        / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     89.6 %

(14) TYPE OF REPORTING PERSON
     IN

CUSIP NO. 591610100                  13D                           Page 4 OF 6

 (1) NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     250 RODEO, INC.

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                    (a) / /
                                    (b) /X/

 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS
     N/A

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                        / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

                                   (7)  SOLE VOTING POWER
                                        14,878,500

NUMBER OF SHARES BENEFICIALLY      (8)  SHARED VOTING POWER
OWNED BY EACH REPORTING                 -0-
PERSON WITH
                                   (9)  SOLE DISPOSITIVE POWER
                                        14,878,500

                                  (10)  SHARED DISPOSITIVE POWER
                                        -0-

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     14,878,500

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES
                                        / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.9%

(14) TYPE OF REPORTING PERSON
     CO

CUSIP NO. 591610100                  13D                           Page 5 OF 6

     This Amendment No. 7 amends and supplements the Statement on Schedule 13D filed on November 18, 1997, as amended on November 26, 1997, on July 27, 1998, on August 19, 1998, on September 2, 1998, on October 26, 1998 and on November 20, 1998 (as so amended, the "Schedule 13D"), relating to the common stock, $.01 par value per share (the "Shares"), of Metro-Goldwyn-Mayer, Inc., a Delaware corporation (the "Company"), previously filed by Tracinda Corporation, a Nevada corporation ("Tracinda"), 250 Rodeo, Inc., a Delaware corporation ("250 Rodeo" and, collectively with Tracinda, the "Tracinda Entities"), and Mr. Kirk Kerkorian. Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings set forth in the
Schedule 13D.

1. Item 6 of the Schedule 13D is hereby amended to add the following information:

     On February 14, 1999, Tracinda entered into letter agreements (the "Letter Agreements") with Mr. Alex Yemenidjian and Mr. Jerome York (the "Executives") awarding options (the "Options") to the Executives to each purchase an aggregate of 2,000,000 Shares in connection with their employment as executives of Tracinda. Concurrently with the awarding of the Options, Mr. Yemenidjian entered into an employment agreement with Tracinda. Pursuant to the Letter Agreements, (i) the exercise price will be $14.90 per Share,
(ii) so long as such Executive remains employed by Tracinda, the Options will vest with respect to 400,000 Shares ("Vested Options") on each of November 12, 1999, 2000, 2001, 2002 and 2003 and (iii) Vested Options may be exercised at any time commencing on the date of vesting and ending on May 11, 2004.

     The Letter Agreements contain additional provisions regarding, among other things, the impact on the Options of (i) a Designated Change in Control of the Company (as defined in Schedule A of the Letter Agreements), (ii) termination of each Executive's employment with Tracinda and (iii) assignment of the Options. Attached as Exhibits 7.17 and 7.18 are copies of the Letter Agreements which are incorporated herein by this reference.

2. Item 7 of the Schedule 13D is hereby amended to add the following information:

     Exhibit 7.17 letter agreement dated February 14, 1999, between Tracinda and Alex Yemenidjian.

     Exhibit 7.18 letter agreement dated February 14, 1999, between Tracinda and Jerome York.

CUSIP NO. 591610100                  13D                           Page 6 OF 6

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 1999


                                       TRACINDA CORPORATION,
                                         a Nevada corporation


                                       By: /s/ Anthony L. Mandekic
                                          --------------------------------
                                          Name: Anthony L. Mandekic
                                          Title: Secretary/Treasurer


                                       KIRK KERKORIAN


                                       By: /s/ Anthony L. Mandekic
                                          --------------------------------
                                          Name: Anthony L. Mandekic
                                          Title: Attorney-in-Fact


                                       250 RODEO, INC.,
                                         a Delaware corporation


                                       By: /s/ Anthony L. Mandekic
                                          --------------------------------
                                          Name: Anthony L. Mandekic
                                          Title: Secretary/Treasurer